July 15, 2016

VIA EDGAR AND FEDEX

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PetIQ, Inc.
Draft Registration Statement on Form S-1 Submitted March 9, 2016 (“DRS”)
Amendment No. 1 to DRS Submitted April 25, 2016
Amendment No. 2 to DRS Submitted May 13, 2016
Amendment No. 3 to DRS Submitted June 17, 2016
CIK No. 0001668673

Dear Mr. Reynolds:

On behalf of PetIQ, Inc. (the “Company”), attached for your review are marked pages reflecting proposed changes to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on March 9, 2016 and amended by Amendment No. 1 to the Company’s Registration Statement confidentially submitted with the Commission on April 25, 2016, Amendment No. 2 to the Company’s Registration Statement confidentially submitted with the Commission on May 13, 2016 and Amendment No. 3 to the Company’s Registration Statement confidentially submitted with the Commission on June 17, 2016 (“Amendment No. 3”). The attached pages of Amendment No. 3 have been marked to reflect proposed changes to the Registration Statement in response to the Staff’s comment contained in the Staff’s letter to the Company, dated June 27, 2016. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type herein.

The Transactions, page 13 and 40

Comment No. 1

We note your response to comment 2 and the revised disclosures. Please revise to disclose here as stated in your response that after the reclassification you will possess a controlling financial interest in HoldCo and you will be the primary beneficiary of HoldCo. In addition, provide the disclosures required by ASC 810-10-50-3.

Response:

The Company proposes to revise the disclosure on pages 14 and 41 of the Registration Statement to state that after the reclassification the Company will possess a controlling financial interest in HoldCo and will be the primary beneficially of HoldCo, as set forth on Exhibit A hereto. The Company undertakes to provide the disclosures required by ASC 810-10-50-3 in future filings with the Commission following the reclassification.

*            *             *

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

If you have any questions regarding any of the response in this letter, please call me at (312) 558-5257.

Respectfully Submitted,

/s/ James J. Junewicz

James J. Junewicz

cc:	McCord Christensen

John Newland

Robert Mooney

Dominick P. DeChiara

Bryan C. Goldstein

EXHIBIT A